October 8, 2009

Attn: David R. Humphrey, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549

Re: ArvinMeritor, Inc.

File No. 001-15983

Form 10-K for the fiscal year ended September 30, 2008

Filed November 21, 2008

Dear Mr. Humphrey:

On behalf of ArvinMeritor, Inc. (the “Company”), we are providing the following response to the comment contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated August 25, 2009, relating to the Company’s above-referenced Form 10-K (the “10-K”). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold herein.

Form 10-K for the fiscal year ended September 30, 2008

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

Results of Operations, page 29

We note your response to our prior comment 4 and updated disclosures in your Form 10-Q for the quarter ended June 30, 2009. However, while we note you include a discussion of gross profit in your MD&A, your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. We believe your disclosures should be comprehensive and should include separate quantification and discussion of changes in significant components of costs of goods sold, such as direct labor and materials, production costs, etc.

In response to your comment, the Company will include in future quarterly and annual filings disclosure relating to the Company’s Cost of Sales and Gross Profit, in the general form attached hereto as Annex A (using for this purpose third quarter representative figures).

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on our responses, please contact me at 248-435-1722.

Sincerely,

/s/ J.A. Craig

J.A. Craig

Senior Vice President and Chief Financial Officer
ArvinMeritor, Inc.

ANNEX A1

Nine Months Ended June 30, 2009 Compared to Nine Months Ended June 30, 2008

Cost of Sales and Gross Profit

Cost of sales primarily represents materials, labor and overhead costs associated with the company’s products and production facilities. Cost of sales for the nine months ended June 30, 2009 was $2,904 million compared to $4,440 million in the same period in the prior year, representing a decrease of 35 percent. The decrease in costs of sales is primarily due to the significantly reduced sales volumes discussed above.

Total cost of sales were approximately 93 percent of sales for the nine months ended June 30, 2009 compared to approximately 91 percent a year ago. The increase on a percentage basis is primarily due to fixed production costs, such as depreciation and certain overhead costs, which do not decrease at the same rate as sales.

The following table summarizes significant factors contributing to the changes in costs of sales compared to the prior year (in millions):

Cost of Sales

Nine months ended June 30, 2008	$4,440
Volumes and mix	(1,126)
Foreign exchange	(286)
Depreciation expense	(28)
Development and engineering costs	(11)
Other cost reductions, net	(85)
Nine months ended June 30, 2009	$2,904

Changes in the components of cost of sales year over year are summarized as follows:

Lower material costs	$(1,149)
Lower labor and overhead costs	(388)
Other	1
Total decrease in costs of sales	$(1,536)

Material represents the majority of our costs of sales and includes raw materials, composed primarily of steel, and purchased components. Material costs decreased by $1.1 billion compared to the prior year, primarily as a result of lower sales volumes. Material costs during the first nine months of fiscal year 2009 were negatively impacted by higher average steel prices, partially offset by improvements in material performance compared to the prior year. Steel indexes saw a rapid increase beginning in the second quarter of fiscal year 2008 and remained at relatively higher levels through the first three quarters of fiscal year 2009. More recently, steel indexes have declined and are expected to remain stable going into fiscal year 2010, barring significant changes in demand. Recovery practices with customers are generally consistent with index movements in steel prices.

Labor and overhead costs decreased by $388 million compared to the prior year. The decrease was primarily due to the lower sales volumes. Other factors favorably impacting the cost of sales are savings associated with the company’s restructuring actions, continuous improvement and rationalization of operations, salaried pay reductions as well as government assistance in certain European jurisdictions. Depreciation expense was lower by $28 million compared to the prior year primarily due to the asset impairment charges recorded in our LVS segment in the first quarter of fiscal year 2009.

As a result of the above, gross profit for the nine months ended June 30, 2009 was $221 million compared to $420 million in the same period last year. Gross margins declined to 7% for the nine months ended June 30, 2009 compared to 9% last year.

1 Numbers used in this Annex A are for illustrative purposes only as dispositions in fourth quarter are reflected in the third quarter numbers shown in this Annex A.